SCHEDULE 13D

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
3/20/06


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein, Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
NA


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

NA

8. SHARED VOTING POWER
NA

9. SOLE DISPOSITIVE POWER

NA____________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

206,964

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
___________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

16.72%

14. TYPE OF REPORTING PERSON

NA
___________________________________________________________

1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

41,060

8. SHARED VOTING POWER
2200

9. SOLE DISPOSITIVE POWER

77,210_______________________________________________________

10. SHARED DISPOSITIVE POWER
95,104

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

172,314

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

13.93%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________

1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

129,754

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

34,650__________________________________________________________

10. SHARED DISPOSITIVE POWER
95,104

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
129,754

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

10.49%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________


This statement constitutes Amendment # 4 to the Schedule 13d filed on February 14, 2005. Except as specifically set forth herein, the Schedule 13d remains unmodified.

Item 5 is amended as follows:
Item 5. INTEREST IN SECURITIES OF THE ISSUER
  a. As per the 10QSB filed on 3/10/06 there were 1,237,219 shares of common stock outstanding as of 1/31/06. The percentages set forth in this item were derived using such number.


Bulldog Investors,a group of investment funds, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 206,964 shares of GYRO or 16.72% of the outstanding shares.

Mr. Phillip Goldstein is deemed to be the beneficial owner of 172,314 shares of GYRO or 13.93% of the outstanding shares. Mr.
Dakos is deemed to be the beneficial owner of 129,754 shares or 10.49% of the outstanding shares.

  b. Power to dispose of securities resides solely with Mr. Goldstein for 77,210 shares. Power to vote securities resides solely with Mr. Goldstein for 41,060 shares and jointly for 1,600 shares. Power to vote securities resides solely with Mr. Dakos for 129,754 shares and power to dispose securities resides solely with Mr. Dakos for 34,650 shares. Power to dispose securities resides jointly with Mr. Goldstein and Mr. Dakos for 95,104 shares.

  c. During the last 60 days the following shares of GYRO were purchased (there were no sales);(does not include purchases reported in previous filings.)

3/20/06   61,772 @ 42

  d.   Beneficiaries of accounts managed by Mr. Goldstein and Mr.
     Dakos are entitled to receive any dividend and sales proceeds.

  e.   NA

Item 7 is amended as follows:
Item 7. Material to be filed as Exhibits
None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: 3/28/06

By: /s/ Phillip Goldstein
Name:     Phillip Goldstein

By: /s/ Andrew Dakos
Name:     Andrew Dakos